SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 6)

Telular Corporation

(Name of Subject Company)

Telular Corporation

(Name of Person Filing Statement)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

87970T208

(CUSIP Number of Class of Securities)

Jonathan M. Charak

Chief Financial Officer

311 South Wacker Drive, Suite 4300

Chicago, Illinois 60606-6622

(312) 379-8397

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of Person Filing Statement)

Copy to:

Catherine J. Dargan, Esq.

Keir D. Gumbs, Esq.

Covington & Burling LLP

1201 Pennsylvania Avenue, NW

Washington, DC 20004

(202) 662-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 6 (the “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) initially filed by Telular Corporation, a Delaware corporation (“Telular”), on May 10, 2013, as amended.  The Schedule 14D-9 relates to the tender offer (the “Offer”) by ACP Tower Holdings, LLC, a Delaware limited liability company (“Parent”), and ACP Tower Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Parent (“Merger Sub”), each of which is controlled by Avista Capital Partners III, L.P., a Delaware limited partnership (“Avista Capital III”), and Avista Capital Partners (Offshore) III, L.P., a Bermuda exempted limited partnership (“Avista Offshore III” and, together with Avista Capital III, “Avista”), pursuant to which Merger Sub has offered to purchase all of the outstanding shares of common stock, par value $0.01 per share, of Telular at a price of $12.61 per share, net to the selling stockholder in cash, without interest and less any applicable withholding taxes thereon, upon the terms and conditions set forth in the Offer to Purchase dated May 10, 2013 and the related Letter of Transmittal, and described in a Tender Offer Statement on Schedule TO filed by Parent and Merger Sub with the Securities and Exchange Commission on May 10, 2013, as amended.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment.  Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

Explanatory Note: As previously disclosed in Amendment No. 5 to the Schedule 14D-9 filed on June 14, 2013, the parties to certain lawsuits pending before the Chancery Division of the Circuit Court of Cook County, Illinois, entered into memorandums of understanding (the “MOUs”) setting forth an agreement-in-principle to settle all claims related thereto. The MOUs are filed as exhibits (a)(25) and (a)(26) hereto.

Item 9. Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Description

(a)(25)	Memorandum of Understanding, dated as of June 10, 2013, between the parties to DeNicolo v. Telular Corp., et al., No. 13 CH 13614 (Cook Co. Ch.).**

(a)(26)

Memorandum of Understanding, dated as of June 14, 2013, by and among the parties to Nicholas v. Telular Corp., et al., No. 13 CH 11752 (Cook Co. Ch.); Berg v. Telular Corp., et al., No. 13 CH 11782 (Cook Co. Ch.); Levin v. Barker, et al., No. 13 CH 11977 (Cook Co. Ch.); Posell v. Telular Corp., et al., No. 13 CH 12083 (Cook Co. Ch.); and Henard v. Telular Corp., et al., No. 13 CH 12693 (Cook Co. Ch.).**

**     Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Telular Corporation By: /s/ JONATHAN M. CHARAK Name: Jonathan M. Charak Title: Chief Financial Officer

Dated: June 17, 2013